

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 22, 2007

Mr. Joel Kanter, President
Echo Healthcare Acquisition Corp.
8000 Towers Crescent Drive
Suite 1300
Vienna, Virginia 22182

> **Re:** **Echo Healthcare Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed July 26, 2007**
> **File No. 333-144889**

Dear Mr. Kanter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

## Form S-4 filed July 26, 2007

### General

1.   To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2.      Please file all omitted exhibits.  We will need sufficient time to review these
        materials and may have additional comments.

3.      We note that you have issued press releases pertaining to the merger.  Consider
        the application of Rule 14a-12 with respect to any written communications
        regarding matters that are or may be subject to proxy solicitation.

4.      For the benefit of the shareholders, please place in a prominent area of the filing,
        in bold, the representation that "Shares that are not voted or that are broker non-
        voted or where the stockholder abstains from voting are not eligible to be
        converted into cash upon the completion of the merger."

5.      We note that solicitations may be made in person.  Please ensure your
        compliance with Rule 14a-6(c).

6.      Please amend your filing to provide updated historical financial statements to
        comply with the guidance in Article 3-12 of Regulation S-X.

Cover Page

7.      We note the statement, "The merger is intended to qualify as a tax-free
        reorganization for U.S. federal income tax purposes."  Please revise your
        disclosure to clarify that the merger may not be so qualified and that the closing
        of the merger is conditioned upon the receipt of an opinion of counsel expressing
        the view that the merger will be qualified as a tax-free reorganization.  Also
        provide confirmation that if such condition is waived, you will re-circulate an
        amended prospectus and will re-solicit.

Questions and Answers about the Merger, page 1

8.      Please explain how the exchange ratio and the aggregate consideration were
        determined.

9.      In the last Q&A on page 1 relating to the recommendation of Echo's board,
        please briefly discuss the interests of the directors in the merger.

Summary, page 9

10.     We note the statement, "This summary highlights information from this proxy
        statement/prospectus and may not contain all the information that is important to
        you."  Although a summary, by its very nature, does not and is not required to
        contain all of the detailed information that is in the prospectus, it should include
        all the material information.  Please revise accordingly.

XLNT, page 10

11.     Please expand to describe how XLNT generates its revenues.  In this regard, we
        note the statement on page 33 indicating that "XLNT depends primarily on the
        payments of dividends and distributions from its subsidiaries."

Echo's Business Rationale for Merging with XLNT, page 10

12.     Please explain the reason for XLNT's engaging in the merger transaction.  See
        Item 4 of Form S-4.

13.     Please ensure that the disclosure is balanced in describing the business of XLNT.
        While you describe positive aspects of XLNT's operations, you do not mention
        any negative aspects, such as the fact that XLNT generated net losses for the
        quarter ended March 31, 2007, and for the fiscal years 2006, 2005, 2004.

14.     We note the disclosure on page 56 that "During September and October 2006,
        XLNT continued to pursue its program of acquiring veterinary clinics in order to
        meet the threshold requirement in the original merger agreement that XLNT
        demonstrate minimum revenue in 2006 of $48.0 million."  We note that this
        minimum revenue target was later increased from $48.0 million to $57.5 million.
        Where you discuss XLNT's acquisitions of veterinary hospitals in 2004, 2005,
        2006 and 2007, disclose this threshold requirement in the merger agreement and
        disclose how many of acquisitions were made after XLNT and Echo met in April
        2006 to discuss the proposed merger.

15.     In addition, where you state that the fair market value of XLNT was determined
        to be in excess of the minimum investment threshold of 80% of Echo's net
        assets, such as in the Q&A on page 1, please disclose whether XLNT would have
        met this threshold when the parties first met in April 2006.  If XLNT did not
        meet this criterion at that time, disclose what percentage of Echo's net assets was
        represented by the fair market value of XLNT, and how many acquisitions were
        made subsequent to April 2006.

Stock Ownership, page 15

16.     As applicable, please disclose any material relationships between the identified
        stockholders and the registrant or its officers and directors.

Remaining Conditions to the Completion of the Merger, page 17

17.     Please update to disclose whether any of the enumerated conditions have been
        satisfied.

18.     Please revise to define the term "material adverse effect" as used in this section
        or provide a cross reference to a section of the filing where a definition can be
        found.

Conditions to Echo's obligation, page 17

19.     Please revise the seventh bullet point to specify the matters that will be addressed
        by XLNT counsel's opinion.  Provide similar disclosure with respect to the
        opinion of Powell Goldstein, counsel to Echo, as discussed on page 19.

Selected Historical and Unaudited Consolidated Financial Information, page 24

XLNT Selected Historical Financial Data, page 25

20.     Please revise the labeling of the consolidated statement of operations data
        pertaining to the column for the 2004 information presented in your table to
        clearly indicate that such information is for the period from inception (March 10,
        2004) through December 31, 2004.

Selected Unaudited Pro Forma Combined Financial Information, page 25

Selected Unaudited Pro Forma Combined Statement of Operations Data, page 27

21.     The net loss per share – basic, amounting to $0.20 for the year ended December
        31, 2006, assuming maximum conversions, does not correspond to the amount of
        $0.21 presented in the December 31, 2006 unaudited pro forma condensed
        combined statement of operations presented on page 122.  Similarly, in the
        "Comparative Per Share Information" presented on page 28, the net loss per
        share – pro forma is presented as $0.20.  Please revise your presentation to
        eliminate these discrepancies.

Risk Factors, page 29

22.     Please relocate the risk factor section so that it immediately follows the summary
        section.  See Item 503(c) of Regulation S-K.

23.     Please avoid language that mitigates or qualifies the risk that you describe.  We
        note the clause, "there are no assurances," and the statement, "XLNT intends to
        maintain sufficient liquidity to pay fixed expenses, such as rent and personnel
        costs."

24.     All captions should describe the risk discussed in the text as well as the facts or
        circumstances bringing about the risk.  Also ensure that the captions provide
        meaningful disclosure, describing in specific terms the pertinent risk.  Rather

than stating that the registrant or its business may be adversely affected by a risk, describe what the adverse effect may be.  We note the following captions:

- "Demand for certain products and services has declined and may continue to decline";
- "XLNT requires a significant amount of cash to service its debt and expand its business as planned"; and
- "Environmental liabilities could adversely affect XLNT's business."

25.     Please avoid general risks that can apply to any registrant.  The Risk Factors section should only include risks that are specific to your business and the offering.  In this regard, we note the risk factor entitled "Any failure in XLNT's information technology systems could disrupt XLNT's operation."  It is not clear why the described risk is relevant to XLNT's operations.  Expand the text of the risk factor to discuss why XLNT may be vulnerable to disruptions in the information technology systems.

26.     We note that certain risk factors rather than describe a risk associated with the registrant or the exchange offering, describe the consequences of not completed the merger.  The disclosure contained in those risk factors is not appropriate for inclusion in the Risk Factor section.  Please relocate the disclosure to a more appropriate area of the filing or eliminate the disclosure.  We note the following risk factors:

- "If 20% or more of the holders of Echo's public securities decide to vote against the proposed acquisition…" on page 38;
- "If you do not vote your shares at the special meeting or give instructions to your broker to vote…" on page 40;
- "If we do not consummate the merger with XLNT by March 22, 2008…" on page 40 and;
- "Echo's stockholders may be liable for claims by third parties against us to the extent of distributions receive by them" on page 41.

Environmental liabilities could adversely affect XLNT's business, page 36

27.     It is not clear why the risk described in this risk factor is relevant to XLNT's operations.  Describe the environmental liabilities that may arise as a result of XLNT's business activities.

Forward-Looking Statements, page 41

28.     Given Echo's status as a blank check company, it is not entitled to rely on the safe harbor under the Private Securities Litigation Reform Act of 1995.  Accordingly, please remove any references to the safe harbor.

Special Meeting, page 42

Conversion Rights, page 45

29.     Please explicitly state the consequences to Echo's stockholders of not exercising the conversion rights as instructed.

The Merger Proposal, page 47

30.     Please disclose in tabular form the items that comprise, and add up to, the total value of the transaction.  As you anticipate that the total value will vary, you may provide the amounts corresponding to each item within brackets to signal that the amounts are subject to change.

Background of the Merger, page 48

31.     If referred to in the proxy statement / prospectus, please describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that the companies or their boards received from any third party.  Please provide us with copies of these materials, including, for example, any written materials furnished in connection with an oral presentation.  Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines.  This would also include preliminary and final reports.  Refer to Item 4(b) of Form S-4.

32.     While you identify each meeting that occurred and the participants, citing only either the topic or the date of the meeting, you do not describe in detail the substance of the discussions at the meeting. For example, please:

    • specify the details of the proposals made by the other potential merger parties and why they were unfavorable,
    • provide a brief description of the types of "questions" asked during meetings or discussions with any financial advisors,
    • clarify the nature of any material, non-public information provided to third parties during these negotiations and provide us with copies of such.

33.     Disclose how contact between Echo and XLNT was initiated.

34.     Discuss the exact number of acquisition targets that were considered.  Expand your discussion as to why you chose not to pursue the other acquisition targets and to actively pursue the XLNT transaction.

35.     We note that the after the May 19, 2006 XLNT board of directors' meeting Mr. Joel Kanter invited Mr. Wallace to make a presentation before the Echo board of

        directors.  Please disclose whether Mr. Wallace sought the XLNT board's consent to make the presentation.

36.      Please describe the nature of the discussions, if any, during the May 31, 2006 dinner meeting.

37.      Please explain why one of the potential targets made a presentation to only three members of the Echo board, including Messrs. Burleson, Kanter, and Pendergest.

38.      We note that Mr. Pendergest devised an investment assessment worksheet, which was applied to certain acquisition candidates.  Please discuss the results of the assessment.

39.      Briefly describe the possible transaction terms that were discussed on July 24, 2006.

40.      Please explain in better detail Mr. Kanter's agreement that he would recuse himself from any consideration of the transaction in his role as a director of XLNT.  Did Mr. Kanter recuse himself from all deliberations of the XLNT board?  Did Mr. Kanter endeavor to ensure that his role during the negotiations between Echo and XLNT, which we note are extensive, did not present a conflict of interest, and if so, how?  In that regard, we note that the special committee of the Echo board was not formed until August 29, 2006, but that Mr. Kanter continued to lead the negotiations.  We also note your statement on page 48 that the terms of the merger agreement are the result of "arm's-length negotiations."

41.      Please briefly describe the results of the analysis conducted on XLNT's potential future growth.

42.      We note your statement on page 54 that, "The special committee [of the Echo's board] considered the need to employ separate counsel but determined to use Powell Goldstein since issues that can provide the basis of a conflict of interest for company counsel (e.g., the desire of management to retain their positions following the merger and counsel's relationship with management) were not present in the instant situation."  Please explain whether this issue was revisited, given that Messrs. Burleson, Kanter and Martin will continue to serve as board members of the combined company.

Material United States Federal Income Tax Consequences of the Merger, page 68

43.      Please revise to eliminate the language indicating that readers "should consult" with their own advisors, although you may suggest that course of action.

The Amendment Proposal, page 88

44.     In connection with the proposal to increase the number of authorized shares of
        common stock from 25,000,000 shares to 90,000,000 shares and the authorized
        shares of preferred stock from 1,000,000 shares to 10,000,000 shares, please
        provide the information required by Item 11 of Schedule 14A.  Please discuss the
        reasons for the proposal and disclose whether or not there are any present plans,
        proposals, or arrangements to issue the newly authorized securities for
        acquisition or financing purposes.  We note, for example, the discussion of
        XLNT's anticipated acquisition program.  Also discuss the anti-takeover effect of
        increasing the number of authorized securities.  Please refer to Release No. 34-
        15230.

Information about XLNT, page 95

45.     Please disclose when XLNT was formed.

Properties, page 99

46.     We note that XLNT's facilities are subject to leases that expire at various times
        throughout the year.  Please disclose whether the leases are renewable.  If the
        leases are not renewable, disclose what XLNT intends to do when the leases
        expire.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of XLNT, page 99

47.     We note that "in connection with the audit of XLNT's consolidated financial
        statement for the years ended December 31, 2006 and 2005, XLNT's
        independent registered public accounting firm informed XLNT that it had
        identified material weaknesses in XLNT's internal controls over financial
        reporting."  Please disclose the measures, if any, that have been implemented to
        addresses the material weaknesses, the associated costs, and the timeframe within
        which XLNT's expects to remediate the weaknesses.

Overview of XLNT's Financial Results, page 100

48.     In this overview section, briefly discuss the reasons for increases or decreases in
        XLNT's financial measures, such as net revenue and net loss.

Results of Operations of XLNT, page 102

49.     Throughout this section, rather than simply using the term "primarily" in
        describing changes, quantify the amount of the change that is attributable to the
        primary source you identify.  If more than one factor contributed to material

changes over the reported periods, revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, net income, and selling, general and administrative expenses. See Section III.D of SEC Release 33-6835 (May 18, 1989). In addition to quantifying the dollar effect of the various contributing factors, ensure that you describe the significant developments in the marketplace or at your company that led to the changes.

Off-Balance Sheet Arrangements, page 107

50.     Please explain why you characterized XLNT's operating leases as off-balance sheet arrangements. Also provide the information required by Item 303(a)(4) of Regulation S-K concerning such arrangements.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 115

51.     We note in the first paragraph that you indicated the unaudited pro forma condensed consolidated statements of operations, for the three-month period ended March 31, 2007, give effect to the merger as if it had occurred on January 1, 2007. However, as the latest full year financial statements presented in your filing are for calendar 2006, the assumed merger date for your statements of operations' pro forma presentation should be January 1, 2006, for all periods presented. Accordingly, please amend your filing to properly reflect in your pro forma statements of operations the effects of the merger assuming that it occurred on January 1, 2006. Please refer to Article 11-02(b)(6) of Regulation S-X for further guidance.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 122

Note 2 – Pro Forma Adjustments, page 123

52.     Please revise the description for the interest income adjustments [pro forma adjustment (d)] to more clearly describe what the adjustment is, why it is being made as part of the pro forma financial statements, and how it was calculated. In this regard, it is confusing for the description to indicate interest income, yet the adjustment is a reduction of interest income.

53.     Please re-itemize the pro forma adjustments presented within Tables A and B, so that similar adjustments pertaining to each table are designated with the same reference letter.

54.     We note in the paragraph describing the contents of Table A on page 124 that you indicate that "the pro forma adjustments…give effect as if XLNT acquired these operations on January 1, 2007." Please amend your filing to properly reflect in your pro forma results of operations the effects of the acquisitions

assuming they occurred on January 1, 2006, and describing it more accurately; that is, as if the entities were owned and operated for all of 2007. Please refer to Article 11-02(b)(6) of Regulation S-X for further guidance.

55.     Please revise your description of pro forma adjustment (A) in Table A and pro forma adjustment (B) in Table B to replace the term "sales" with "selling," to correspond with the line item description to which the adjustment relates.

56.     Please revise pro forma adjustment (C) of Table A to reflect the adjustment as if the acquisitions were made as of January 1, 2006, not January 1, 2007.

57.     Please tell us why you believe pro forma adjustments (D) and (I) in Table A and pro forma adjustments (C) and (I) in Table B are appropriate, addressing the requirements of Article 11 of Regulation S-X. We may have further comment.

58.     The descriptions of pro forma adjustments (F) and (G) in Tables A and B, which you indicate as being to reflect mezzanine debt interest and mezzanine debt discount amortization, should be revised to avoid any confusion that such amounts are actually related to "mezzanine debt," a term which has a specific accounting meaning, and generally relates to the specific classification of certain debt on the balance sheet. Please provide the details of this debt, including amount, interest rate, and where it is classified on the balance sheet. Also, if such debt is variable rate debt, please disclose the effects of a 1/8% interest rate change.

Note 3 – Pro Form Net Loss Per Share, page 127

59.     Please expand your disclosure to include a tabular presentation that clearly illustrates the share activity and corresponding changes in stockholders' equity that are expected to result from the planned reverse merger/recapitalization. It should be evident that the resulting share amounts correspond with those used in the determination of your pro forma earnings per share amounts.

Directors and Management of the Combined Company following the Merger, page 127

60.     Please revise the biographical sketches of the named officers and directors to specifically identify the term of their business activities at the referenced entities during the past five years. For example, disclose when Mr. Gene E. Burleson became Echo's chairman and chief executive officer, Mr. Zubeen Shroff became Managing Director of Galen Partners, Mr. Joel Kanter became Echo's president and secretary, and Mr. Richard O. Martin became director of Echo. Also discuss the business activities of Mr. J. David Reed between 2002 and 2004.

61.     Disclose whether the combined company will assume the obligations of the employment agreements between XLNT and Messrs. Wallace and Villasana, and the intended employment agreement with Mr. Johnson.

Certain Relationships and Related Transactions of Echo, page 132

62.     With respect to those persons that will remain associated with the surviving company in the capacity of directors or officers, provide the information specified in Item 404(a) of Regulation S-K to the extent applicable.

63.     Consistent with Item 404(b) of Regulation S-K, please describe your policies and procedures for the review, approval, or ratification of related party transactions. Discuss the standards to be applied pursuant to the policies and procedures.  Also identify the types of transactions that are covered by the policies and procedures and the persons or groups of persons who are responsible for applying the policies and procedures.  State whether the policies and procedures are in writing and, if not, how the policies and procedures are evidenced.

XLNT Compensation Discussion and Analysis, page 133

64.     Please provide the information required by Item 402 of Regulation S-K, as it relates to XLNT's compensation practices during the fiscal year 2006 and to the officers and directors who will remain with the surviving company.  We note that you included prospective disclosure describing XLNT's anticipated executive compensation program and philosophy, but you do not discuss XLNT's policies as they were applied during the year 2006.

65.     We note that the employment agreements for Messrs. Wallace and Villasana contemplate annual cash performance bonuses upon the achievement of certain performance objectives and defined operating metrics.  Once you establish targets with regard to individual and aggregate bonus amounts for fiscal 2007, disclose the target levels and performance goals set for each named executive officer.  To the extent you believe there is a sufficient basis to keep the targets or other factors confidential, discuss this supplementally using the standard you would use to request confidential treatment.  In that case, disclose how difficult or likely you believe it will be for the executives to be awarded bonuses based on the undisclosed target and other factors listed.

Tax Deductibility of Compensation, page 136

66.     Provide examples of when it would be in the company's best interest to pay non-deductible compensation expense.

Employment Agreements, page 138

67.     We note that in July 2007, XLNT entered into new employment contracts with
        two officers of the company, and has expressed the intent to enter into a third
        employment contract with another individual.  As the effects of these
        management agreements appear to be factually supported, are directly
        attributable to the transaction, and are expected to have a continuing impact, it
        would appear that these arrangements should be addressed in your pro forma
        financial statements.  Accordingly, please revise your disclosure to include the
        effects of these arrangements, or tell us why you believe such arrangements
        should not be reflected in your pro forma financial statements.

Financial Statements, page 157

General

68.     We noted that other income/losses were reflected as non-operating activities in
        many of the individual financial statements that were provided for the various
        entities acquired by XLNT.  As the underlying reasons disclosed for many of
        these individual gain/loss amounts were often limited or not further described,
        and the amounts at times appeared to be material to the net results of some of the
        entities, please tell us why such amounts were not considered to be part of
        operating income, and whether such amounts were fully evaluated for potential
        reclassification in connection with your preparation of the pro forma financial
        statements included in your filing.

XLNT Veterinary Care, Inc. and Subsidiaries, page F-1

Consolidated Statements of Cash Flows, page F-3

69.     In your presentation of cash flows, you include a line item labeled "Payments
        made related to prior year acquisitions," which you have classified as a
        "financing" cash flow.  However, based on the line item description, these cash
        outflows appear to be subsequent adjusting payments made in connection with
        previous acquisitions, which should be characterized as "investing" activities,
        consistent with the classification of the original corresponding business
        acquisition cash outflow.  Accordingly, please revise your statement to reclassify
        this line item as an investing cash flow, or tell us why you believe your
        classification as a financing cash flow is appropriate, in which case you should
        consider re-labeling this line item to more clearly describe the nature of this cash
        flow.

<u>XLNT Veterinary Care, Inc. and Subsidiaries, and Bascom Animal Hospital and
Lawrence Pet Hospital, Inc., page F-16</u>

<u>Report of Independent Registered Public Accounting Firm, page F-16</u>

70.     Please amend your filing to include a signed copy of the report from your
        auditors, as required by Article 2-02(a) of Regulation S-X.

71.     The financial statement schedules and notes that present information for the
        predecessor entities (Bascom Animal Hospital and Lawrence Pet Hospital, Inc.)
        should be clearly labeled to identify that such information pertains to the
        predecessors.  Additionally, where columnar information is presented for both
        the successor and predecessor entities, please insert a solid, black, vertical line to
        separate the predecessor and successor information presented.

<u>Consolidated Statements of Cash Flows, page F-19</u>

72.     Please amend your filing to include the comparative cash flow information for
        the predecessor entities, Bascom Animal Hospital and Lawrence Pet Hospital,
        Inc.

<u>Notes to Consolidated Financial Statements, page F-22</u>

<u>Note 11 – Commitments and Contingencies, page F-42</u>

73.     In sub-section (d), "Right to Repurchase," you disclose that the seller has the
        right to repurchase Lawrence and Bascom Pet Hospitals, if XLNT does not
        achieve a "liquidity event."  Please expand your disclosure to more fully define
        and describe "liquidity event," and address the circumstances and likelihood of
        such repurchase right being exercised by the seller.

<u>Brentwood Pet Clinic, Inc. Financial Statements, page F-161</u>

<u>Statements of Cash Flows, page F-168</u>

74.     The ending amount of cash presented for the year ended December 31, 2004, in
        the amount of ($12,000), does not agree with the corresponding amount
        presented on the balance sheet of $0.

Echo Healthcare Acquisition Corp. and Subsidiary, page F-369

Financial Statements and Schedules, page F-369

Consolidated Balance Sheets, page F-371

75.     We note that you have characterized the portion of your common stock that is
        subject to possible conversion as a component of "commitments and
        contingencies."  Please revise your presentation to properly classify these shares
        as "temporary equity."

Exhibit 23.1

76.     Please obtain a revised consent from your accountant that identifies the entity to
        which such consent relates.

Exhibits 23.16, 23.19, 23.20, 23.21 and 23.22

77.     Please obtain a revised consent from your accountant that clearly indicates their
        "consent" to the inclusion of their report into your filing, rather than stating that
        they "agree."

**Form 10-Q for the quarterly period ended June 30, 2007**

Controls and Procedures, page 17

78.     In future filings, please disclose any change in your internal controls over
        financial reporting during your last quarter that has materially affected or is
        reasonably likely to materially affect your internal controls over financial
        reporting.  See Item 308 of Regulation S-K.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision.  Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Donald Delaney at (202) 551-3863 or at Kimberly Calder at (202) 551-3706 if you have questions regarding the accounting comments.  Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.


Sincerely,


Anne Nguyen Parker
Branch Chief


cc:     D. Delaney
        K. Calder
        A. N. Parker
        C. Moncada-Terry